As filed pursuant to Rule 424(b)(3)
under the Securities Act of 1933
Registration No. 333-128519
PROSPECTUS
399,042 Common Shares
        This prospectus relates to 399,042 common shares, no par value of Lions Gate Entertainment Corp. (“Lions Gate”) issued to Modern Entertainment, Ltd. (the “Selling Securityholder”). The common shares are being registered for sale by the Selling Securityholder.
      Lions Gate common shares are quoted on the New York Stock Exchange, or the NYSE and on the Toronto Stock Exchange, or the TSX, under the symbol “LGF.” The last reported sale price of Lions Gate’s common shares on September 19, 2005 was US$9.96 per share and Cdn$11.69 per share on the NYSE and the TSX, respectively.
      Lions Gate will not receive any proceeds from the sale by the Selling Securityholder of the common shares. Other than selling commissions and fees and stock transfer taxes, Lions Gate will pay all expenses of the registration of the common shares.
       Investing in the common shares involves risks that are described in the “Risk Factors” section beginning on page 2 of this prospectus as well as the risk factors set forth in our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2005.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is October 6, 2005.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Selling Securityholder is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.
      Lions Gate is not making any representation to any purchaser of the common shares regarding the legality of an investment in the common shares by such purchaser under any legal investment or similar laws or regulations.
WHERE YOU CAN FIND MORE INFORMATION
      Lions Gate files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to as the SEC, in accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any document Lions Gate files at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Lions Gate’s SEC filings are also available to the public from the SEC’s web site at: http://www.sec.gov.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      Lions Gate is “incorporating by reference” into this prospectus certain information Lions Gate files with the SEC, which means that Lions Gate is disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information modified or superseded by information contained directly in this prospectus. This prospectus incorporates by reference Lion Gate’s Annual Report on Form 10-K for the year ended March 31, 2005, Lions Gate’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, Current Reports on Form 8-K filed April 4, 2005, April 14, 2005, June 29, 2005 (filed and accepted at 16:58), July 6, 2005 and September 20, 2005, and Lions Gate’s proxy statement relating to its 2005 annual meeting of shareholders, each of which Lions Gate previously filed with the SEC. These reports contain important information about Lions Gate and its finances.
      All documents that Lions Gate files with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.
      Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      You may request a copy of these filings, at no cost, by writing or calling Lions Gate at the following address or telephone number: Investor Relations Department, Lions Gate Entertainment Corp., 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404, (310) 449-9200. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Some of the statements in this prospectus are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, or the PSLRA. Forward-looking statements in this prospectus are being made pursuant to the PSLRA and with the intention of obtaining the benefits of the “safe harbor” provisions of the PSLRA. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. You can identify these statements by the use of words like “intend,” “believe”, “anticipate,” “may,” “will,” “could,” and variations of these words or comparable words or phrases of similar meaning. They may relate to, among other things:

•	our ability to operate profitably;

•	our substantial capital requirements and financial risks;

•	fluctuations in our revenues and results of operations;

•	our ability to manage future growth;

•	our ability to maintain effective systems of disclosure controls and internal controls;

•	our ability to exploit our filmed and television content library;

•	external factors in the motion picture and television industry;

•	our competition;

•	protecting and defending against intellectual property claims;

•	piracy of motion pictures; and

•	our ability to meet certain Canadian regulatory requirements.
      These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements. These risks and uncertainties may include those discussed in “Risk Factors.” We cannot assess the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in forward-looking statements. Given these risks and uncertainties, we urge you to read this prospectus completely and with the understanding that actual future results may be materially different from what we plan or expect. Also, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus. Except for our obligation to disclose material information as and when required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

ii

SUMMARY
      You should read the following summary together with the more detailed information regarding Lions Gate and the common shares offered hereby, including “risk factors” and our consolidated financial statements and related notes, included elsewhere and incorporated by reference in this prospectus. Marks used herein are the property of their respective owners, which includes us in some instances. This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you.
      Throughout this prospectus, the terms “Lions Gate,” “the Company,” “we,” “us” and “our” refer to Lions Gate Entertainment Corp., the issuer of the common shares. Where specifically noted or where the context requires otherwise, references to “Lions Gate,” “the Company,” “we,” “us” and “our” also include its subsidiaries. All dollar amounts are in United States dollars unless otherwise indicated. The term “independent,” as used in this prospectus is used to distinguish us from the term “major studios” which is generally regarded in the entertainment industry to mean Universal Pictures, Warner Bros., Twentieth Century Fox, Sony Pictures Entertainment, Paramount Pictures, The Walt Disney Company, Metro-Goldwyn-Mayer and their respective affiliates.
The Company
      We are a diversified independent producer and distributor of motion pictures, television programming, home entertainment, family entertainment and video-on-demand content. We also own a minority interest in CinemaNow, an internet video-on-demand provider, and own and operate a film and television production studio.
      Our principal executive offices are located at 555 Brooksbank, North Vancouver, British Columbia V7J 3S5 and at 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404. Our telephone numbers are (604) 983-5555 in North Vancouver and (310) 449-9200 in Santa Monica. To find out how to obtain more information regarding us and our business, you should read the section of this prospectus entitled “Where You Can Find More Information.” You may also visit our website at http://www.lgf.com, although the information on our website is not part of this prospectus.
Common Shares
      This prospectus may be used by the Selling Securityholder to sell up to 399,042 common shares of Lions Gate that it acquired pursuant to an Asset Purchase Agreement between Modern Entertainment, Ltd., Modern Times Group MTG AB, US Lions Gate and Lions Gate dated July 13, 2005.
Risk Factors
      See “Risk Factors” and other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common shares.

RISK FACTORS
      You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we may currently deem immaterial, may become important factors that harm our business, results of operations or financial condition. If any of the following risks actually occurs, our business, results of operations and financial condition could suffer materially. In that case, the trading price of the common shares of Lions Gate could decline, and you may lose all or part of your investment.
Risks Related to the Offering

Our shareholders could experience substantial dilution as a result of the issuance of additional shares, the conversion of our debentures or the exercise of options.
      We will have approximately 103,347,282 common shares outstanding after giving effect to this offering. We also have a significant number of additional authorized shares that when issued will dilute existing shareholders.
      As of September 19, 2005, we had outstanding debentures convertible into 36,401,466 common shares. In addition, we have granted, as of September 19, 2005, options to purchase a total of 5,518,306 common shares. The exercise of the options or conversion of the debentures would dilute your percentage ownership interest and reduce your influence on matters on which our shareholders vote and might also result in a decrease in the price of our common shares.
Risks Related to our Business
      See the “Risk Factors” section set forth in our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2005.
USE OF PROCEEDS
      The Selling Securityholder will receive all the proceeds from the sale of the common shares sold under this prospectus. We will not receive any proceeds from the sale of these securities.
DESCRIPTION OF SHARE CAPITAL OF LIONS GATE
      Lions Gate may issue, from time to time, shares of one or more series or classes of its common or preferred shares. The following summary description sets forth some of the general terms and provisions of the shares. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the shares, you should refer to the provisions of Lions Gate’s Articles.
      Lions Gate’s authorized capital consists of 500,000,000 common shares and 200,000,000 preferred shares, 10 of which preferred shares are outstanding and designated as Series B Preferred Shares.
Common Shares
      At the close of business on September 19, 2005, 103,347,282 of Lions Gate’s common shares were issued and outstanding. The diluted number of Lions Gate’s common shares issued and outstanding assuming conversion of the 4.875% Convertible Senior Subordinated Notes due 2010 issued by Lions Gate Entertainment Inc., an indirect wholly-owned subsidiary of Lions Gate (“U.S. Lions Gate”), the 2.9375% Convertible Senior Subordinated Notes due 2024 issued by U.S. Lions Gate, the 3.625% Convertible Senior Subordinated Notes due 2025 issued by U.S. Lions Gate, the shares issuable upon exercise of options and upon vesting of restricted share units, the shares exchangeable for equity of acquired companies and shares issuable upon the closing of the September 12, 2005 Exchange Agreement would be 145,851,157. In addition, Lions Gate may be obligated to issue within the next 12 months an additional 275,992 shares if certain conditions are met pursuant to privately negotiated purchase agreements. Lions Gate’s common shares are listed on the NYSE and TSX under the symbol “LGF.” Subject to any preference as to dividends provided to the holders of other shares ranking senior or pari passu to Lions Gate’s common shares with respect to priority in the payment of dividends, the holders of Lions Gate’s common shares will be entitled to receive dividends on the common shares, as and when declared by Lions Gate’s board of directors, out of monies properly applicable to the payment of dividends, in the manner and form the board of directors determines. At the present time, given Lions Gate’s anticipated capital requirements Lions Gate intends to follow a policy of retaining earnings in order to finance further development of its business. Lions Gate is also limited in its ability to pay dividends on its common shares by restrictions under the Business Corporations Act (British Columbia) relating to the sufficiency of profits from which dividends may be paid and by the terms of its credit facility. Holders of common shares have no preemptive, conversion or redemption rights and are not subject to further assessment by Lions Gate.
      If Lions Gate dissolves or liquidates, or its assets are distributed among its shareholders for the purpose of winding-up its affairs, the holders of Lions Gate’s common shares will be entitled to receive its remaining property and assets, subject to the rights of holders of any then outstanding preferred shares ranking senior or pari passu to Lions Gate’s common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding up.
      Except for meetings at which only holders of another specified class or series of Lions Gate’s shares are entitled to vote separately as a class or series, the holders of Lions Gate’s common shares will be entitled to receive notice of and to attend all meetings of Lions Gate’s shareholders and will have one vote for each common share held at all meetings of Lions Gate’s shareholders.
      Pursuant to Lions Gate’s charter and the provisions of the Business Corporations Act (British Columbia), certain actions that may be proposed by Lions Gate require the approval of its shareholders. Lions Gate may, by ordinary resolution, alter its charter to increase its authorized capital by such means as creating shares with or without par value or increasing the number of shares with or without par value. Under the Business Corporations Act (British Columbia) and Lions Gate’s Articles, an ordinary resolution is a resolution passed at a duly-convened meeting of shareholders by a simple majority of the votes cast in person or by proxy, or a written resolution that has been submitted to all shareholders who would have been entitled to vote on it at a meeting of shareholders and consented to by shareholders holding shares carrying not less than two-thirds of the votes entitled to be cast on it. Lions Gate may, by special resolution, alter its charter to subdivide, consolidate, change from shares with par value to shares without par value or from shares without par value to shares with par value or change the designation of all or any of its shares. Lions Gate may also, by special resolution, alter its charter to create, define, attach, vary, or abrogate special rights or restrictions to any shares. Under the Business Corporations Act (British Columbia) and Lions Gate’s Articles, a special resolution is a resolution passed at a duly-convened meeting of shareholders by two-thirds of the votes cast in person or by proxy, or a written resolution consented to by all shareholders who would have been entitled to vote at a meeting of shareholders. In addition, with respect to capital alterations that apply to any part of a class or, in the case of any class with more than one series, any series of issued shares or where rights attached to issued shares are prejudiced or interfered with, that class or series must consent by separate resolution requiring two-thirds of the votes cast.
      CIBC Mellon Trust Company serves as Lions Gate’s transfer agent and registrar for the common shares.

Preferred Shares
      Lions Gate may issue, from time to time, without further shareholder approval (subject to applicable stock exchange rules), preferred shares in one or more series. Lions Gate currently has one series of preferred shares issued and outstanding. Lions Gate’s board is authorized to determine for each series of preferred shares:

•	the designation of such shares and the number of shares that constitute such series;

•	the dividend rate (or the method of calculation thereof), if any, on the shares of such series and the priority as to payment of dividends with respect to other classes or series of Lions Gate’s capital shares;

•	the dividend periods (or the method of calculating the dividend period);

•	the voting rights of the shares;

•	the liquidation preference and the priority as to payment of such liquidation preference with respect to the classes or series of preferred shares and any other rights of the shares of such series if Lions Gate liquidates or winds up its affairs;

•	whether or not and on what terms Lions Gate can redeem or repurchase the shares;

•	whether and on what terms the shares may be converted or exchanged for other debt or equity securities;

•	whether depositary shares representing the shares will be offered and, if so, the fraction of a share of the series of preferred shares represented by each depositary share;

•	whether the shares will be listed on a securities exchange; and

•	the other material rights, preferences, privileges, qualifications, limitations and restrictions of the series.
      The preferred shares, when issued, will be fully paid and not liable to further calls or assessment by Lions Gate. If Lions Gate should redeem or otherwise reacquire preferred shares, then these shares will resume the status of authorized and unissued preferred shares undesignated as to series and will be available for subsequent issuance. Payment of dividends on any series of preferred shares may be restricted by loan agreements, indentures and other transactions entered into by Lions Gate. The shares of a series of preferred shares will not have any preferences, voting powers or relative, participating, optional or other special rights except as specifically set forth or in Lions Gate’s charter, the applicable certificate of designation, or as otherwise required by law.

Series B Preferred Shares
      As a condition of the purchase of Trimark Holdings, Inc., a company that became Lions Gate’s subsidiary, on October 13, 2000, Lions Gate issued ten Series B Preferred Shares at $10 per share to the principal shareholder of the subsidiary. The Series B Preferred Shares are non-transferable and are not entitled to dividends. The Series B Preferred Shares are non-voting except that the holder, who was a principal of the acquired subsidiary, has the right to elect himself to Lions Gate’s board of directors. The Series B Preferred Shares are redeemable by Lions Gate if certain events occur. The Series B Preferred Shares have a liquidation preference equal to the stated value of $10 per share. The Series B Preferred Shares are the only outstanding preferred shares of the Company.
SELLING SECURITYHOLDER
      The Selling Securityholder was incorporated in Delaware on August 10, 1994. The Selling Securityholder, a film licensing and distribution company, is a subsidiary of Modern Times Group MTG AB. Maria Brunell and Hans Breitholtz have voting or investment power over the common shares held by the Selling Securityholder. The Selling Securityholder owns 399,042 common shares as of the date of this prospectus.

After all of the common shares being registered hereunder are sold, the Selling Securityholder will own no common shares of Lions Gate. The Selling Securityholder has not had a material relationship with Lions Gate within the past three years.
PLAN OF DISTRIBUTION
      We will not receive any of the proceeds of the sale of our common shares offered by this prospectus. The common shares offered by this prospectus may be sold from time to time to purchasers:

•	directly by the Selling Securityholder, or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholder or the purchasers of the common shares offered by this prospectus.
      The aggregate proceeds to the Selling Securityholder from the sale of the common shares offered by this prospectus will be the purchase price paid for such securities, less discounts and commissions, if any. The Selling Securityholder reserves the right to accept and, together with its agent from time to time, reject, in whole or in part any proposed purchase of common shares to be made directly or through agents.
      The Selling Securityholder and any such broker-dealers or agents who participate in the distribution of the common shares offered by this prospectus may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of such securities by the Selling Securityholder and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the Selling Securityholder is deemed to be an underwriter, the Selling Securityholder may be subject to certain statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. If the Selling Securityholder is deemed to be an underwriter, the Selling Securityholder will also be subject to the prospectus delivery requirements of the Securities Act.
      If the common shares are sold through underwriters or broker-dealers, the Selling Securityholder will be responsible for underwriting discounts or commissions or agent’s commissions.
      The common shares may be sold in one or more transactions at:

•	fixed prices,

•	prevailing market prices at the time of sale or prices related to prevailing market prices at the time of sale,

•	varying prices determined at the time of sale, or

•	negotiated prices.
      These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of the sale, including the New York Stock Exchange,

•	in the over-the-counter market,

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market, or

•	through the writing of options.
      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. If any such method of distribution takes the form of an underwritten offering, the selection of the underwriter by the Selling Securityholder shall be subject to the consent of Lions Gate, which consent shall not be unreasonably withheld.

      In connection with sales of the common shares offered by this prospectus or otherwise, the Selling Securityholder may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the common shares in the course of hedging their positions. The Selling Securityholder may also sell the common shares short and deliver common shares to close out short positions, or loan or pledge common shares to broker-dealers that in turn may sell the common shares.
      To our knowledge, there are currently no plans, arrangements or understandings between the Selling Securityholder and any underwriter, broker-dealer or agent regarding the sale of the common shares offered hereby. The Selling Securityholder might not sell any or all of the common shares offered by it using this prospectus. The Selling Securityholder might instead transfer, devise or gift any common shares by other means not described in this prospectus. In addition, any common shares covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
      The Selling Securityholder and any other person participating in a distribution of common shares offered by this prospectus will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common shares by the Selling Securityholder and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares being distributed for a period of time prior to the commencement of such distribution. This may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.
      Pursuant to the registration rights provisions Lions Gate has entered into with the Selling Securityholder for the common shares, each of Lions Gate and the Selling Securityholder will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.
      Other than selling commissions and fees and stock transfer fees, we have agreed to pay all of the expenses of the registration of the common shares.
      We may suspend the use of this prospectus for any period and at any time, including, without limitation, in the event of pending corporate developments, public filings with the SEC, and similar events.
LEGAL MATTERS
      Heenan Blaikie LLP, Vancouver, British Columbia, will pass upon the validity of the common shares offered hereby as well as certain other legal matters.
EXPERTS
      The consolidated financial statements of Lions Gate Entertainment Corp. appearing in Lions Gate Entertainment Corp.’s Annual Report (Form 10-K) for the year ended March 31, 2005, and Lions Gate Entertainment Corp. management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon (which conclude, among other things that Lions Gate Entertainment Corp. did not maintain effective internal control over financial reporting as of March 31, 2005, based on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weaknesses described therein), included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.